CORRESP

April 17, 2013

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Jonathan Groff or Reid Hooper

RE: Globalstar, Inc.

Preliminary Information Statement on Form 14C

Filed April 5, 2013

File No. 1-33117

Dear Mr. Groff:

We are responding to the comments you provided by phone to our legal counsel on April 15, 2013. Each of the Staff’s comments is summarized in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meanings given to such terms in the Form 14C.

1.	Please provide the current number of authorized, outstanding and available shares of Globalstar’s capital stock.

Response: The following language will be added to page 3 at the beginning of the section Description of the Amendment and the Terms of the Common Stock:

“As of April 3, 2013, our current authorized capital consisted of 865,000,000 shares of voting common stock, of which 355,096,382 were outstanding; 135,000,000 shares of nonvoting common stock, of which all were outstanding; and 100,000,000 shares of undesignated preferred stock, none of which were outstanding. Approximately, 412,000,000 shares may be issued under existing obligations under our employee stock plans, warrants and convertible notes, some of which have variable conversion rates depending on the trading price of our voting common stock.”

2.	Please adjust the definition of Majority Stockholder to clarify the relationship between James Monroe III and Thermo.

Response: The following language will be added to the first sentence on page 2:

by James Monroe III and certain of his affiliates “, including the entities set forth in the Security Ownership of Principal Stockholders and Management table on page 8” (collectively, our “Majority Stockholder”)…

We note that the limitations regarding 70% ownership in relation to the nonvoting common stock is addressed in footnote 2 to the above reference beneficial ownership table and on page 3 under Conversion Rights of Nonvoting Common Stock.

3.	Please discuss any plans to issue additional shares of capital stock out of the ordinary course, or state there are none.

Response: The following language will be added to the end of the second paragraph under Purposes of the Proposed Increases in Authorized Stock on page 3:

“Our current efforts to restructure our 5.75% Convertible Notes due 2028 may result in issuance of additional shares of capital stock; however we cannot provide any assurance that these efforts will be successful. Otherwise, there are no current plans to issue capital stock out of the ordinary course of business.”

* * * * * * * * *

Thank you for your assistance with these matters. If you have any questions or comments, please contact our legal counsel, Bridget C. Hoffman, at (513) 357-9363.

Sincerely,

/s/ Rebecca Clary
Rebecca Clary

Chief Accounting Officer

Cc: James Monroe III